Exhibit 99.84

NEWS RELEASE

Aurinia To Commence Trading on Toronto Stock Exchange

Victoria, BC – June 11th, 2014: Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) (TSX-V:AUP) today announced that its common shares will commence trading on the Toronto Stock Exchange (TSX) at the opening of the TSX on June 16th, 2014. The Company’s common shares will continue to trade under the trading symbol “AUP,” with its common shares to be delisted from the TSX Venture Exchange concurrent with the commencement of trading on the TSX.

“The TSX is among the global leaders in listing public companies and capital equity raising. We greatly value Aurinia’s graduation to the TSX,” stated Stephen Zaruby, Aurinia’s President and CEO. “This is an important milestone for the Company as it provides us with broader market recognition that is reflective of the Company’s progress and potential.”

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

\We seek Safe Harbour.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:

Stephen Zaruby

President & CEO

250-708-4293

szaruby@auriniapharma.com

Investor & Media Contact:

Michael R. Martin

250-708-4272

mmartin@auriniapharma.com